03 SEP 16 AM 7:21

03032067

September 9, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"KOBE STEEL'S EARNINGS FORECAST FOR FISCAL 2003"

Thank you for your assistance in handling it as required.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

dlw 9/16

NEWS RELEASE

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

KOBE STEEL'S EARNINGS FORECAST FOR FISCAL 2003

TOKYO, September 9, 2003 – Kobe Steel, Ltd. announces its earnings forecast for fiscal 2003, ending March 2004. This forecast also fulfills the requirements of the Tokyo Stock Exchange for quarterly financial disclosure.

For the half-year period ending September 30, 2003, Kobe Steel forecasts consolidated net sales of 590 billion yen, up 10 billion yen from the previous forecast. Pretax ordinary income (also known as pretax recurring profit) is expected to reach 14 billion yen, up 2 billion yen from the previous forecast. Aftertax net income is anticipated to be 7 billion yen, an increase of 4 billion yen from the previous forecast.

In the first half of fiscal 2003, the economy is showing signs of recovery although it is still weak. Private-sector capital investment is recovering in a number of industries and personal spending is picking up as stock prices rise.

In Japan, demand from domestic manufacturers is firm, owing to strong overseas demand and higher private-sector capital investment. Overseas steel demand, in particular from China, continues to remain high. Under these conditions, high shipments of steel products and higher sales prices are anticipated to result in improved performance in Kobe Steel's Iron & Steel segment, in comparison to the previous forecast in May.

In the Construction Machinery segment, Kobe Steel forecasts higher shipments of construction equipment, in comparison to the previous forecast. Demand in the Chinese market continues to expand while in Japan, demand for new machines, centered mainly on hydraulic excavators, is recovering. Other business segments are also expected to perform well.

Looking at the second half of the fiscal year, capital investment and personal spending is showing signs of improving on the back of a recovering U.S. economy and higher stock prices, and the outlook is anticipated to become clearer. However, Kobe Steel does not foresee a full recovery of the economy in the second half of the fiscal year.

Under these conditions, Kobe Steel forecasts full-year sales of 1.2 trillion yen, an increase of 10 billion yen from the previous forecast. Pretax ordinary income is anticipated to remain steady at 43 billion yen, unchanged from the previous forecast. Owing to an increase in extraordinary income, net income is forecast to be 20 billion yen, up 6 billion yen from the previous forecast.

Consolidated Forecast for Fiscal 2003

	Current Estimates 1st half	Current Estimates full year	Previous Estimates 1st half	Previous Estimates full year	Fiscal 2002
Net Sales	590	1,200	580	1,190	1,204.7
Ordinary income *	14	43	12	43	35.4
Net income	7	20	3	14	1.7

Figures are in billions of yen.
* Also known as pretax recurring profit
"Previous estimates" refer to the forecast on May 22, 2003.

NON-CONSOLIDATED FORECAST FOR FISCAL 2003

In the first half of fiscal 2003, non-consolidated net sales are expected to reach 390 billion, up 10 billion yen from the previous forecast. Pretax ordinary income is anticipated to be 7 billion yen unchanged. With higher extraordinary gains, aftertax net income is estimated to reach 4 billion yen, up 1 billion yen from the previous forecast.

For the full-year ending March 2004, non-consolidated sales are forecast to rise 10 billion yen to 780 billion yen. Pretax ordinary income is to remain unchanged at 23 billion yen, while aftertax net income is estimated to increase 4 billion yen to 15 billion yen.

Non-consolidated Forecast for Fiscal 2003

	Current Estimates 1st half	Current Estimates full year	Previous Estimates 1st half	Previous Estimates full year	Fiscal 2002
Net Sales	390	780	380	770	807.2
Ordinary income *	7	23	7	23	20.2
Net income (loss)	4	15	3	11	(4.8)

Figures are in billions of yen.
* Also known as pretax recurring profit
Figure in parentheses denotes loss.
"Previous estimates" refer to the forecast on May 22, 2003.

INTERIM DIVIDENDS

At the Board of Directors' meeting held today, the decision was made to forego interim dividend payments.

Media Contact:
Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Tel +81-3-5739-6010
Fax +81-3-5739-5971
Web site: www.kobelco.co.jp/index_e_wi.htm
E-mail: www-admin@kobelco.co.jp

Investor relations:
Corporate Planning Dept.
Tel +81-3-5739-6043